UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Napster, Inc.

(Name of Subject Company (Issuer))

Puma Cat Acquisition Corp.

a wholly-owned subsidiary of

Best Buy Co., Inc.

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 per Share

(Title of Class of Securities)

630797108

(CUSIP Number of Class of Securities)

Joseph M. Joyce

Best Buy Co., Inc.

7601 Penn Avenue South

Richfield, MN 55423

(612) 291-1000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing persons)

Copy To:

John R. Houston, Esq.

Robins, Kaplan, Miller & Ciresi L.L.P.

2800 LaSalle Plaza, 800 LaSalle Avenue

Minneapolis, MN 55402

(612) 349-8500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$127,186,169.15	$4,998.42

*                                         Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of 47,922,611 outstanding shares of Issuer common stock, par value $0.001 per share, at a price of $2.65 per share (including shares issued pursuant to restricted stock awards) at an aggregate purchase price of $126,994,919.15; and an aggregate of $191,250.00, representing the difference between the $2.65 per share payable per share of common stock in the offer and the exercise price of all in-the-money options that are vested or will vest on or prior to the scheduled expiration date of the offer contemplated by this Schedule TO.  The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for Fiscal Year 2008 issued by the Securities and Exchange Commission on December 27, 2007, equals $39.30 per $1 million of the transaction value.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,998.42

Form or Registration No.: Schedule TO

Filing Party: Puma Cat Acquisition Corp. and Best Buy Co., Inc.

Date Filed: September 26, 2008

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                  third-party tender offer subject to Rule 14d-1.

☐                                    issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 26, 2008 which relates to the offer by Puma Cat Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Best Buy Co., Inc., a Minnesota corporation (“Best Buy”), to purchase all outstanding shares of common stock, par value $0.001 per share, and the stock purchase rights associated with such shares (collectively, the “Shares”), of Napster, Inc., a Delaware corporation (“Napster”), at a purchase price of $2.65 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 26, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.   Capitalized terms used and not otherwise defined in this Amendment No. 1 will have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 4 and 11. Terms of the Transaction; Additional Information.

                Items 4 and 11 of the Schedule TO are amended and supplemented to include the following:

                “Best Buy and Napster filed separate notifications with the FTC and Antitrust Division under the HSR Act in connection with the Offer on September 22, 2008.  On September 30, 2008, Best Buy was notified that the FTC and Antitrust Division have granted early termination of the required waiting period under the HSR Act with respect to the Offer.  Accordingly, the condition to the Offer requiring the expiration or early termination of the waiting period under the HSR Act has been satisfied.  The Offer continues to be conditioned upon other conditions described in the Offer to Purchase and the related Letter of Transmittal.”

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SIGNATURE

                After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PUMA CAT ACQUISITION CORP.

By:	/s/ Todd G. Hartman
Name:	Todd G. Hartman
Its:	Vice President

BEST BUY CO., INC.

By:	/s/ Susan S. Grafton
Name:	Susan S. Grafton
Its:	Vice President, Controller and Chief Accounting Officer

Dated: October 2, 2008

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